Mail Stop 4561

September 28, 2006

By U.S. Mail and facsimile to 011-44-207- 756-5645.

Mr. Nathan Bostock
Director, Finance and Markets
Abbey National plc
Abbey National House
2 Triton Square
Regent's Place, London NW1 3AN, England

      Re: Abbey National plc
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 000-25670

Dear Mr. Bostock:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business and Financial Review

Accounting Policies
International Financial Reporting Standards, page 97

1. We note that you have decided to early adopt IFRS 7 and that the disclosures required by IFRS 7 related to the nature and extent of risks arising from financial instruments are provided in the Risk Management section of your Business and Financial Review. Based on the guidance in paragraphs 8-10 of IAS 1 we would

not consider information disclosed in your Business and Financial Review to satisfy the disclosure requirements of IFRS as such disclosures are not a part of your financial statements. Furthermore, you disclose in the first sentence on page 59 that certain information contained in your Risk Management section has been audited, however the audit report included in your Form 20-F only references the consolidated financial statements Therefore, please revise your financial statement notes to provide the risk disclosures required by IFRS 7.

Hedge accounting, page 100

2. Please revise your disclosure to clarify your accounting policy for recording the effective portion of your hedging relationships. Refer to paragraph 89 of IAS 39.

Notes to the Financial Statements

Note 1. Business segments, page 109

3. Please revise to present the total cost incurred to acquire segment assets expected to be used during more than one period for both your primary and secondary business segments. Refer to paragraphs 57 and 69(c) of IAS 14.

Note 21. Securitisation of Assets, page 126

4. Please revise to clearly disclose the nature and purpose of each of the companies discussed in Note 21 and clarify which of these companies are your consolidated special purpose securitization companies. For example, it is not clear how Holmes Funding Limited, Holmes Trustees Limited and each of the Holmes Financing companies are related.

5. We note that you have a retained interest in Holmes Trustees Limited in the amount of £14.0 million at December 31, 2005. You disclose that this retained interest represents the proportion of funds required to be retained in the trust as part of the master structure trust agreement. Please revise to clearly explain how this retained interest arose given that the assets transferred to these special purpose securitization companies have not been derecognized in accordance with IAS 39. In addition, please revise to clearly disclose how you have accounted for these retained interests and cite for us the authoritative guidance upon which you relied.

Note 28. Operating lease assets, page 132

6. We note that you account for operating lease assets using the cost method and investment property using the fair value method. It is not clear to us why you differentiate property leased out under an operating lease from investment

property. The guidance in paragraphs 3 and 8 of IAS 40 and paragraph 2(b) of IAS 17 appears to indicate that property leased out under an operating lease meets the definition of investment property and should therefore be measured in accordance with IAS 40. Given that you measure your investment property at fair value, we would expect your operating lease assets also to be measured at fair value. Please explain to us how you determined your accounting treatment for your operating lease assets and cite the authoritative literature upon which you relied.

Note 42. Provisions, page 144

7. Please tell us how you considered the guidance in paragraph 87 of IAS 37 in presenting the disclosures concerning your provisions for litigation, restructuring, post retirement benefits and loyalty bonuses payable on an aggregated basis.

Note 43. Retirement benefit obligations, page 145

8. Please revise to provide the disclosures required by paragraphs 120A(i) and (p) of IAS 19 related to your defined benefit obligations.

Note 44. Contingent liabilities and commitments, page 147

9. Please tell us how you determined that the guarantees you provide to third parties should be classified as contingent liabilities with no recognition in your financial statements rather than as financial guarantee contracts accounted for at fair value. Refer to Example 9 in Appendix C to IAS 37 and the definition of a financial guarantee contract in paragraph 9 of IAS 39.

Note 47. Consolidated cash flow statement

c) Sale of subsidiaries, associates undertakings and businesses, page 151

10. Please revise to disclose the information set forth in paragraph 41(a),(b) and (d) of IFRS 5.

Note 54. Explanation of transition to International Financial Reporting Standards

Reconciliation of the Group income statement for the year ended 31 December 2004, page 166

11. Please revise to provide footnote disclosure explaining why certain items of profit/(loss) reported under UK GAAP differ from amounts reported in your Form 20-F for the year ended December 31, 2004. For example, it appears that

differences have arisen as a result in changes in classification of minority interest and discontinued operations.

Key impact analysis on the Opening Balance Sheet as at 1 January 2005, page 167

Explanation of material adjustments to shareholders' equity at 1 January 2005
Non-trading derivatives, page 168

12. Please revise to clearly disclose that you have not reflected any hedging relationships in your IFRS opening balance sheet that qualified for fair value hedge accounting under UK GAAP but not under IFRS. Refer to paragraph 29 of IFRS 1.

Note 55. Differences between IFRS and US GAAP
Derivatives, page 175

13. Please tell us whether you have identified any differences in your accounting for hedging transactions under IFRS as compared to US GAAP. Specifically explain how you determined that all of the hedging relationships designated as fair value hedges under IAS 39 also meet the criteria for fair value hedge classification under SFAS 133.

Preference shares, page 176

14. We note that you have classified your preference shares within stockholders' equity under US GAAP. You disclose on page 105 that your preference shares carry a contractual obligation to transfer economic benefits or are redeemable on a specified date or at the option of the shareholder. Please explain to us how you determined that such shares should be classified within equity under US GAAP based on the guidance in SFAS 150.

Note 58. US GAAP reconciliation, page 180

15. We note that you have disclosed a net loss under US GAAP for the year ended December 31, 2004 of £20 compared to the £68 net loss reported in your 2004 Form 20-F. You indicate in the sentence below your reconciliation that the difference in the amounts reported relates to your treatment of dividends on preference shares. Please revise to clearly explain why you have restated your 2004 US GAAP reconciliation to present your net income/(loss) without deducting preference dividends. In addition, please revise to provide the disclosures required by paragraph 37 of APB 20 with respect to this restatement.

16. We note that you disclose the general differences between IFRS and US GAAP with respect to certain accounting policies in Note 55. You also provide

additional disclosures on differences between IFRS and US GAAP in Note 59. These disclosures, however, do not provide sufficient information to enable a reader to fully understand the individual reconciling items in your US GAAP reconciliations of net income/(loss) and shareholders' equity. For example, you disclose various differences in the accounting policies under IFRS and US GAAP related to your insurance activities. However it is not easily discernable from these disclosures how the various reconciling items related to your insurance business were calculated. Please note that your US GAAP reconciliations of net income and shareholders' equity should be in sufficient detail to allow an investor to determine the differences between an income statement and balance sheet prepared using IFRS (or prior GAAP) and those prepared using US GAAP. With this in mind please revise your explanatory notes accompanying your reconciliations to:

- Clearly identify the primary differences contributing to each reconciling item,

- Quantify individual components to the extent that various factors contributed to the reconciling item, and

- Specifically explain how the identified differences between IFRS and US GAAP with respect to the relevant accounting policies resulted in a reconciling item.

Note 59. Further note disclosures on differences between IFRS and US GAAP, and certain additional US disclosures

m) Loan impairment, page 187

17. Please revise to more clearly describe how you estimate and record impairment losses on your loan portfolio as of the balance sheet date. Specifically describe why the use of an emergence period is appropriate and the factors considered in determining the length of the emergence period for each type of loan. Describe how your methodology meets the requirements of paragraphs 58-65 and AG 85-92 of IAS 39 and specifically describe and quantify the differences between your methodology under IFRS and US GAAP.

* * * * *

Please revise your document in response to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3426 if you have questions.

Sincerely,

Angela Connell
Senior Accountant